SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.      Type of security or securities.

             In connection with the issuance and sale by the Development Authority of Bartow County (the "Bartow Authority") of $46,790,000 Pollution Control Revenue Bonds (Georgia Power Company Plant Bowen Project), First Series 1998 (the "Bartow First Series Revenue Bonds"), the issuance and sale by the Bartow Authority of $17,000,000 Pollution Control Revenue Bonds (Georgia Power Company Plant Bowen Project), Second Series 1998 (the "Bartow Second Series Revenue Bonds"), the Development Authority of Coweta County (the "Coweta Authority") of $12,475,000 Pollution Control Revenue Bonds (Georgia Power Company Plant Yates Project), First Series 1998 (the "Coweta Revenue Bonds"), and the issuance and sale by the Development Authority of Putnam County (the "Putnam Authority") of $13,725,000 Pollution Control Revenue Bonds (Georgia Power Company Plant Branch Project), First Series 1998 (the "Putnam Revenue Bonds" and, together with the Bartow First Series Revenue Bonds, the Bartow Second Series Bonds and the Coweta Revenue Bonds, the "Revenue Bonds"), the Company issued the following:

             (a) promissory note dated March 12, 1998 in the principal amount of $46,790,000 (the "Bartow First Series Note"), evidencing the obligation of the Company to repay the Bartow Authority's loan (the "Bartow First Series Loan") to it of the proceeds of the Bartow First Series Revenue Bonds,

             (b) promissory note dated March 12, 1998 in the principal amount of $17,000,000 (the "Bartow Second Series Note"), evidencing the obligation of the Company to repay the Bartow Authority's loan (the "Bartow Second Series Loan") to it of the proceeds of the Bartow Second Series Revenue Bonds,

             (c) promissory note dated March 12, 1998 in the principal amount of $12,475,000 (the "Coweta Note"), evidencing the obligation of the Company to repay the Coweta Authority's loan (the "Coweta Loan") to it of the proceeds of the Coweta Revenue Bonds, and

             (d) promissory note dated March 12, 1998 in the principal amount of $13,725,000 (the "Putnam Note"), evidencing the obligation of the Company to repay the Putnam Authority's loan (the "Putnam Loan") to it of the proceeds of the Putnam Revenue Bonds.

Item 2.      Issue, renewal or guaranty.

             Issue.

Item 3.      Principal amount of each security.

             See Item 1 hereinabove.

Item 4.      Rate of interest per annum of each security.

             Each of the Notes will bear interest at the rate or rates of interest borne by the corresponding series of Revenue Bonds.

             Initially, the Bartow First Series Revenue Bonds will bear interest from the date of their original issuance and delivery at a Daily Rate determined by J. P. Morgan Securities Inc., the Remarketing Agent for the Bartow First Series Revenue Bonds.

             Initially, the Bartow Second Series Revenue Bonds will bear interest from the date of their original issuance and delivery at a Daily Rate determined by Lehman Brothers Inc., the Remarketing Agent for the Bartow Second Series Revenue Bonds.

             Initially, the Coweta Revenue Bonds and the Putnam Revenue Bonds will bear interest from the date of their original issuance and delivery at a Daily Rate determined by Citicorp Securities, Inc., the Remarketing Agent for the Coweta Revenue Bonds and the Putnam Revenue Bonds.

             The Company may from time to time change the method of determining the interest rate on any series of the Revenue Bonds to a Daily, Weekly, Commercial Paper or Long-Term Interest Rate.

Item 5.      Date of issue, renewal or guaranty of each security.

             March 12, 1998.

Item 6.      If renewal of security, give date of original issue.

             Not Applicable.

Item 7.      Date of maturity of each security.

The Bartow First Series Note    - March 1, 2024, subject to prepayment or prior
                                  redemption.

The Bartow Second Series Note   - March 1, 2025, subject to prepayment or prior
                                  redemption.

The Coweta Note                 - March 1, 2024, subject to prepayment or prior
                                  redemption.

The Putnam Note                 - March 1, 2024, subject to prepayment or prior
                                  redemption.

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

             The Notes were issued in favor of the respective Authorities and assigned by each of them to The Bank of New York, as trustee (the "Revenue Bond Trustee") for the benefit of the holders of the respective series of Revenue Bonds.

Item 9.      Collateral given with each security, if any.

             None.

Item 10.     Consideration received for each security.

             The Company issued the Notes in consideration of the Loans aggregating $89,990,000 (the "Loans' Proceeds").

Item 11.     Application of proceeds of each security.

             The Loans' Proceeds have been deposited with the Revenue Bond Trustee and will be applied to the refunding redemptions of $46,790,000 outstanding 5 3/8% Development Authority of Bartow County Pollution Control Revenue Bonds (Georgia Power Company Plant Bowen Project), First Series 1993 due March 1, 2005; $10,000,000 outstanding 5.90% Development Authority of Bartow County Pollution Control Revenue Bonds (Georgia Power Company Plant Bowen Project), First Series 1994 due December 1, 2024; $7,000,000 outstanding 5.90% Development Authority of Bartow County Pollution Control Revenue Bonds (Georgia Power Company Plant Bowen Project), Second Series 1994 due December 1, 2024; $4,100,000 outstanding 6.20% Development Authority of Coweta County Pollution Control Revenue Bonds (Georgia Power Company Plant Yates Project), First Series 1992 due September 1, 2022; $8,375,000 outstanding 6% Development Authority of Coweta County Pollution Control Revenue Bonds (Georgia Power Company Plant Yates Project), First Series 1993 due March 1, 2018; and $13,725,000 outstanding 6% Development Authority of Putnam County Pollution Control Revenue Bonds (Georgia Power Company Plant Branch Project), First Series 1993 due March 1, 2018.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a. the provisions contained in the first sentence of Section
            6(b)___

         b. the provisions contained in the fourth sentence of Section
            6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13.     Not Applicable.

Item 14.     Not Applicable.

Item 15.     If the security or securities are exempt from the provisions of
             Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

             Rule 52.


Date:  March 25, 1998                    GEORGIA POWER COMPANY



                                           By:/s/Wayne Boston
                                              Wayne Boston
                                           Assistant Secretary